
07002568


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
199
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 East Park Drive, Ste. 300
(No. and Street)

Palm Beach Gardens, FL 33410
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Ward (561) 694-0110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste. 1000, Kansas City, MO 64106-2170
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Ferris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Carla M. Nugent

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

Carla M. Nugent
Commission # DD354758
Expires: OCT. 26, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LEGEND EQUITIES CORPORATION

Financial Statements and Supplemental Schedules
and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
199
SECTION

Independent Auditors' Report

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheet of Legend Equities Corporation (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2006, and the related statements of income, owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 26, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

LEGEND EQUITIES CORPORATION

Balance Sheet

December 31, 2006

Assets

Assets:		
Current assets:		
Cash and cash equivalents	$	2,431,140
Accounts receivable		2,793,715
Prepaid expenses and other current assets		400,219
Income taxes receivable		96,790
Deferred income taxes (note 5)		39,327
Total current assets		5,761,191
Deposits		47,249
Total assets	$	5,808,440

Liabilities and Owner's Equity

Liabilities:		
Current liabilities:		
Commissions payable	$	2,122,142
Accounts payable and accrued expenses		348,064
Income taxes payable		36,148
Payable to affiliate (note 4)		1,132,092
Total liabilities		3,638,446
Owner's equity:		
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—
Retained earnings		2,169,994
Total owner's equity		2,169,994
Contingencies (note 9)		
Total liabilities and owner's equity	$	5,808,440

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Income

Year ended December 31, 2006

Revenue:		
Distribution fees	$	30,673,858
Investment and other		1,664,434
Total revenue		32,338,292
Expenses:		
Commission expense		24,656,843
Selling expense		846,215
General and administrative		6,168,626
Total expenses		31,671,684
Income before income taxes		666,608
Income taxes (note 5)		357,317
Net income	$	309,291

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Owner's Equity

Year ended December 31, 2006

	Common stock	Retained earnings	Total owner's equity
Balance at December 31, 2005	—	2,247,703	2,247,703
Net income	—	309,291	309,291
Dividends paid	—	(387,000)	(387,000)
Balance at December 31, 2006	$ —	2,169,994	2,169,994

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	309,291
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(376,184)
Prepaid expenses and other assets		(40,583)
Income tax receivable		(96,790)
Deferred income taxes		(11,327)
Deposits		4,076
Commissions payable		224,499
Accounts payable and accrued expenses		75,345
Income taxes payable		(166,629)
Payable to affiliate		1,081,184
Net cash provided by operating activities		1,002,882
Cash flows from financing activities:		
Cash dividends		(387,000)
Net cash used in financing activities		(387,000)
Net increase in cash and cash equivalents		615,882
Cash and cash equivalents at beginning of year		1,815,258
Cash and cash equivalents at end of year	$	2,431,140
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	844,836

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the Company) is a wholly owned subsidiary of Legend Group Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). In addition, the Company is also a licensed insurance agency. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial Inc. (WDR), a publicly traded company.

The Company sells mutual funds, variable products, stocks, and insurance products. The Company enters into securities and insurance transactions in its capacity as agent for customers. The Company's major sources of revenues consist of distribution fees earned on new sales of mutual fund products and trailing commissions on existing eligible assets. Other sources of revenue include fees for marketing support, networking fees, and insurance commissions. The Company's clients are located throughout the United States.

(b) Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

(c) Revenue Recognition

Distribution and commission revenue and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed. Marketing support and networking fees are recorded on the date they are received.

(d) Income Taxes

The accounts of the Company are included in the consolidated Federal income tax return filed by WDR. The Company's Federal income tax provision has been recorded on the same basis as if a separate return had been filed, except that the federal tax rate used is 35% of taxable income or loss. Florida and New York state income taxes are allocated based upon sales in each state.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $893,040, which was $650,477 in excess of its required net capital of $242,563. The Company's ratio of aggregate indebtedness to net capital was 4.07 to 1 at December 31, 2006. The difference between net capital and owner's equity is the nonallowable assets, which are excluded from net capital.

(3) Owner's Equity

Dividends of $387,000 were paid to Legend Group Holdings, LLC during 2006.

(4) Transactions with Related Parties

Advisory Services Corporation, an affiliated company, pays expenses, which include home office overhead expenses, salaries, benefits, and Federal and state income taxes for all subsidiaries of Legend Group Holdings, LLC, including the Company. The Company then reimburses Advisory Services Corporation for expenses paid on the Company's behalf. At December 31, 2006, the Company owed Advisory Services Corporation $1,431,219 for expenses incurred. The Company received distribution fee revenue from WDR of $3,155,465 in 2006. Corporate costs are incurred by several entities in the WDR affiliated group that provide a joint benefit for the Company and other members. These corporate costs are allocated to the Company and other members and consist of legal, internal audit, finance and accounting, human resource, IT support, and other shared costs. The Company paid an administrative fee allocation to WDR of $561,450 in 2006.

(5) Income Taxes

The components of total income tax expense for the year ended December 31, 2006 were as follows:

Current income tax expense:		
Federal	$	312,605
State and local		56,039
		368,644
Deferred income tax expense:		
Federal		(9,042)
State and local		(2,285)
Total income tax expense	$	357,317

(Continued)

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's actual income tax expense is primarily due to state income tax expense and nondeductible meals and entertainment expenses.

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2006 is as follows:

Deferred tax liabilities:		
Benefit plans	$	(12,329)
Prepaid expenses		(49,599)
Other		(3,795)
Total gross deferred liabilities		(65,723)
Deferred tax assets – accrued expenses		105,050
Net deferred tax assets	$	39,327

A valuation allowance for deferred tax assets was not necessary at December 31, 2006.

(6) Savings and Investment Plan

The Company participates in WDR's 401(k) plan. This plan provides for a 100% Company match on the first 3% of income and 50% on the next 2% of income, not to exceed 4% of the employee's eligible salary. The Company's contributions to the WDR 401(k) plan for the years ended December 31, 2006 were $72,396.

(7) Pension Plan

Employees of the Company are eligible to participate in the pension plan sponsored by their parent company, WDR. The retirement plan covers substantially all employees. Benefits payable under the plan are based on employees' years of service and compensation during the final 10 years of employment. Contributions made by the Company to WDR were $116,444 for the year ended December 31, 2006. Pension expense recorded by the Company, as determined by WDR, was $97,644 for the year ended December 31, 2006.

This plan invests in equity securities of large-capitalization companies, investment-grade corporate and government bonds, and cash and cash equivalents. At December 31, 2006, WDR had recorded a net liability related to the plan of $5,431,000. At December 31, 2006, the actuarially determined benefit obligations of the plan were $88,320,000, and the net assets available for plan benefits were $82,889,000.

(Continued)

(8) Rental Expense and Lease Commitments

The Company leases its home office buildings and certain sales and other office space under long-term operating leases. Rent expense was $551,138 for the year ended December 31, 2006. Future minimum rental commitments under noncancelable operating leases for the years ending December 31, are as follows:

Year		Amount
2007	$	417,972
2008		341,050
2009		317,712
2010		100,351
	$	1,177,085

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2006.

(9) Contingencies

The Company is a party to various claims arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, any adverse determination in one or more pending claims would not have a material adverse effect on the Company's financial position or results of operations.

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2006, four firms, one of which is an affiliate, were responsible for approximately 36%, 17%, 16% and 14%, of the Company's mutual fund sales.

Of the Company's total revenue, 36% is earned from transactions with Oppenheimer Funds, 17% is earned from transactions with American Funds, 16% is earned from transactions with Waddell & Reed Mutual Funds, and 14% is earned from transactions with Franklin Templeton Funds. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect in the Company's revenues.

Schedule 1

LEGEND EQUITIES CORPORATION

Computation of Net Capital under Rule 15c3-1

December 31, 2006

Computation of net capital:		
Total owner's equity from balance sheet	$	2,169,994
Deduct—total nonallowable assets		1,276,954
Net capital	$	893,040
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	3,638,446
Aggregate indebtedness	$	3,638,446
Computation of basic net capital requirement:		
Minimum net capital	$	242,563
Excess net capital	$	650,477
Ratio: Aggregate indebtedness to net capital		4.07
Nonallowable assets and other deductions:		
Receivables and other current assets	$	1,276,954

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006

The Company is not required to file the above schedules, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker and dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control by SEC Rule 17a-5

The Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Legend Equities Corporation (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose if expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A control deficiency exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 26, 2007

END